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July 23, 2007



SEC MAIL
RECEIVED
JUL 23 2007
PROCESSING
WASH. D.C.
209
SECTION

VIA HAND DELIVERY

Securities and Exchange Commission
Attn: Filing Desk
100 F Street, N.E.
Washington, D.C. 20549

Re: ***RMR Hospitality and Real Estate Fund v. Bulldog Investors General Partnership, et al.***
C.A. No. 06-04054 (Mass. Super. Ct.)

Dear Sir or Madam:

Pursuant to Section 33 of the Investment Company Act of 1940, as amended, I hereby file on behalf of RMR Hospitality and Real Estate Fund copies of the following documents filed with the Massachusetts Superior Court in the above matter:

1. Intervenor Plaintiff's Motion to Remand; and
2. Memorandum of Law in Support of Intervenor Plaintiff's Motion to Remand.

Very truly yours,

Vern D. Larkin /MH/

Vern D. Larkin

Enclosures
cc: James M. Curtis



07053644

UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MASSACHUSETTS

ADRIAN OVERSTREET, as Charitable Trustee Under The RMR HOSPITALITY and REAL ESTATE FUND AGREEMENT AND DECLARATION OF TRUST, INTERVENOR PLAINTIFF, v. BULLDOG INVESTORS GENERAL PARTNERSHIP, et al., Defendants.	CIVIL ACTION NO. 1:07-CV-11113-EFH

INTERVENOR PLAINTIFF'S MOTION TO REMAND

Intervenor Plaintiff, Adrian Overstreet, as Charitable Trustee arising under the RMR Hospitality and Real Estate Fund Agreement and Declaration of Trust (the "Charitable Trustee"), hereby moves to remand this action to Massachusetts Superior Court because this Court has no basis to exercise jurisdiction over this matter and requests that this Court grant the Charitable Trustee his costs and expenses, including attorneys fees under 28 U.S.C. § 1447(c). While the grounds for this motion are more specifically set forth in the accompanying memorandum of law, the Charitable Trustee states that there is no diversity of citizenship and that there is no federal question present.

WHEREFORE, the Charitable Trustee requests that this Court remand this matter to the Massachusetts Superior Court in Middlesex County, that this Court award the Charitable Trustee his costs and expenses, including attorneys' fees, under 28 U.S.C. 1447(c) and grant the Charitable Trustee such other relief as this Court deems just and proper.

Dated: July 16, 2007

Respectfully submitted,
ADRIAN OVERSTREET, Charitable Trustee of RHR,
By his attorneys,

/s/Philip Y. Brown
Philip Y. Brown (BBO #552366)
Brian R. Birke (BBO #652720)
ADLER POLLOCK & SHEEHAN P.C.
175 Federal Street
Boston, Massachusetts 02110
(617) 482-0600
pbrown@apslaw.com

Certificate of Service

I, Philip Y. Brown, do hereby certify that on July 16, 2007, that this document filed through the ECF system will be sent electronically to the registered participants as identified on the Notice of Electronic Filing and paper copies will be sent to those indecated as non-registered participants.

/s/Philip Y. Brown
Philip Y. Brown

422893_1.DOC

UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MASSACHUSETTS

ADRIAN OVERSTREET, as Charitable Trustee Under The RMR HOSPITALITY and REAL ESTATE FUND AGREEMENT AND DECLARATION OF TRUST, INTERVENOR PLAINTIFF, v. BULLDOG INVESTORS GENERAL PARTNERSHIP, et al., Defendants.	CIVIL ACTION NO. 1:07-CV-11113-EFH

MEMORANDUM OF LAW IN SUPPORT OF INTERVENOR PLAINTIFF'S MOTION TO REMAND

Background

On May 30, 2007, the Massachusetts Superior Court allowed Adrian Overstreet's, as Charitable Trustee under the RMR Hospitality and Real Estate Fund Agreement and Declaration of Trust (the "Charitable Trustee"), motion to intervene in this action. The Charitable Trustee is responsible to collect monies due from Bulldog[1] under the Declaration of Trust for certain charitable beneficiaries. In its Intervenor's Complaint, the Charitable Trustee brought claims under Massachusetts law for declaratory relief and specific performance.

[1] The Charitable Trustee refers to defendants collectively as "Bulldog".

Argument

Rather than reiterate all of the arguments set forth by plaintiff RMR Hospitality and Real Estate Fund ("RHR") in its Memorandum In Support Of Plaintiff's Motion To Remand, the Charitable Trustee relies on, incorporates and sets forth those arguments as if fully set forth herein.

In addition, it should be noted that Bulldog premises its claim for federal question jurisdiction solely on the basis that RHR's c. 93A claim refers to statements made in federal securities filings. Bulldog thus concedes that claims for declaratory judgment and specific performance under Massachusetts law - the only claims that the Charitable Trustee has brought - are not a basis for removal. Under 28 U.S.C. § 1441(c), when non-removable claims are joined with a federal question claim, this Court has the discretion to "remand all matters in which State law predominates." Cf. Com. of Mass. v. V&M Management Inc., 929 F.2d 830, 835 (1st Cir. 1991) (noting that Judge Harrington had considerable discretion under § 1441(c) and upholding this Court's decision to remand state law claims where plaintiff dismissed federal claims). Here, where the Intervenor's complaint sets forth claims entirely premised on state law, it would seem unusual for the Court to keep jurisdiction over that complaint merely because RHR has referenced securities filing in its c. 93A claim.[2]

Second, the Charitable Trustee exists only as a result of RHR's Declaration of Trust, which organizes RHR as a Massachusetts business trust. As RHR points out in its memorandum of law, there is no diversity jurisdiction because the citizenship of RHR is determined by the citizenship of its shareholders, which is the same citizenship as some of the defendants. In its Notice of Removal, Bulldog implies that there is diversity because the Charitable Trustee is a resident of Texas. However, there is no diversity because the trust that is created is a Massachusetts business trust; where the Charitable Trustee resides is irrelevant since there is no diversity in any event.

Conclusion

For all of the foregoing reasons and for the reasons stated by RHR in its Memorandum In Support Of Its Motion To Remand, this Court should remand this action to the Massachusetts Superior Court.

[2] Of course, as RHR argues, those references do not confer federal question jurisdiction.

Dated: July 16, 2007

Respectfully submitted,
ADRIAN OVERSTREET, Charitable Trustee of RHR,
By his attorneys,

/s/Philip Y. Brown

Philip Y. Brown (BBO #552366)
Brian R. Birke (BBO #652720)
ADLER POLLOCK & SHEEHAN P.C.
175 Federal Street
Boston, Massachusetts 02110
(617) 482-0600
pbrown@apslaw.com

Certificate of Service

I, Philip Y. Brown, do hereby certify that on July 16, 2007, that this document filed through the ECF system will be sent electronically to the registered participants as identified on the Notice of Electronic Filing and paper copies will be sent to those indicated as non-registered participants.

/s/Philip Y. Brown
Philip Y. Brown

END